February 19, 2026

Hugues Meyrath
President and Chief Executive Officer
Quantum Corporation
10770 E. Briarwood Avenue
Centennial, CO 80112

       Re: Quantum Corporation
           Registration Statement on Form S-1
           Filed February 19, 2026
           File No. 333-293560
Dear Hugues Meyrath:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Julie Park